SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, DC 20549



                                 FORM 11-K



[ ]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


                                     OR


[X]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)



    For the transition period from February 1, 1999 to December 30, 1999



                        Commission file number 1-2256


                          EMPLOYEES SAVINGS PLAN OF
                            MOBIL OIL CORPORATION

                          (Full title of the plan)



                           EXXON MOBIL CORPORATION
                          5959 Las Colinas Boulevard
                           Irving, Texas 75039-2298


                   (Address of principal executive office)

           EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION

                             FORM 11-K

             FOR THE FISCAL YEAR ENDED JANUARY 31, 1999

        AND THE PERIOD ENDED DECEMBER 30, 1999 (FINAL FILING)




                         TABLE OF CONTENTS



                                                                     Page


Report of PricewaterhouseCoopers LLP, Independent Accountants           1


Statements of Net Assets Available for Benefits                       2-3


Statements of Changes in Net Assets Available for Benefits            4-5


Notes to Plan Financial Statements                                      6
Supplemental Information:


Schedule of Reportable Transactions                                    12


Signature                                                              13




A schedule of party-in-interest transactions has not been presented because there were no such prohibited transactions.

                         REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of Exxon Mobil Corporation


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Employees Savings Plan of Mobil Oil Corporation (the
Plan) at December 30, 1999, and the changes in net assets available for benefits for the period ended December 30, 1999, in conformity with accounting principles generally accepted in the Unites States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for the opinion expressed above. The financial statements of the Plan as of and for the year ended January 31, 1999, were audited by other independent accountants whose report dated April 16, 1999 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Reportable Transactions is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The supplemental schedule and Fund Information have been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.






PricewaterhouseCoopers LLP
McLean, Virginia
June 23, 2000

                                        EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                                        STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                     JANUARY 31, 1999
                                                   (millions of dollars)


                               EXXON/      EXXON/      LONG-
                               MOBIL       MOBIL       TERM                    OTHER       OTHER       PARTIC-
                               COMMON      ESOP        FIXED       JENNISON    LOWER       HIGHER      IPANT
                               STOCK       STOCK       INCOME      EQUITY      RISK        RISK        LOAN
                               FUND        FUND        FUND        FUND        FUNDS       FUNDS       FUND        TOTAL
                               -----------------------------------------------------------------------------------------
Investments, at
  current value                $2,458      $1,438      $  779      $1,221      $  545      $  233      $   74     $6,748
Contributions receivable:
  Company                           -         181           -           -           -           -           -        181
  Participants                      3           -           1           1           1           1           -          7
Dividends and interest
  receivable                        -          20           -           -           -           -           1         21
Loan repayments
  receivable                        -           -           -           -           -           -           2          2
Cash                                -           -           -           -           6           -           -          6
                               -----------------------------------------------------------------------------------------
      Total assets              2,461       1,639         780       1,222         552         234          77      6,965
                               -----------------------------------------------------------------------------------------
Accrued interest
  payable                           -         (15)          -           -           -           -           -        (15)
ESOP debt                           -        (471)          -           -           -           -           -       (471)
                               -----------------------------------------------------------------------------------------
     Total liabilities              -        (486)          -           -           -           -           -       (486)
                               -----------------------------------------------------------------------------------------
     Net assets available
       for benefits            $2,461      $1,153      $  780      $1,222      $  552      $  234      $   77     $6,479
                               =========================================================================================



                                                   See accompanying notes

                                         EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                                         STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                      DECEMBER 30, 1999
                                                    (millions of dollars)

                               EXXON/      EXXON/      LONG-
                               MOBIL       MOBIL       TERM                    OTHER       OTHER       PARTIC-
                               COMMON      ESOP        FIXED       JENNISON    LOWER       HIGHER      IPANT
                               STOCK       STOCK       INCOME      EQUITY      RISK        RISK        LOAN
                               FUND        FUND        FUND        FUND        FUNDS       FUNDS       FUND        TOTAL
                               ------------------------------------------------------------------------------------------
Investments, at
  current value                $    -      $    -      $    -      $    -      $    -      $    -      $    -      $    -
Contributions receivable:
  Company                           -           -           -           -           -           -           -           -
  Participants                      -           -           -           -           -           -           -           -
Dividends and interest
  receivable                        -           -           -           -           -           -           -           -
Loan repayments
  receivable                        -           -           -           -           -           -           -           -
Cash                                -           -           -           -           -           -           -           -
                               ------------------------------------------------------------------------------------------
      Total assets                  -           -           -           -           -           -           -           -
                               ------------------------------------------------------------------------------------------
Accrued interest
  payable                           -           -           -           -           -           -           -           -
ESOP debt                           -           -           -           -           -           -           -           -
                               ------------------------------------------------------------------------------------------
     Total liabilities              -           -           -           -           -           -           -           -
                               ------------------------------------------------------------------------------------------
     Net assets available
       for benefits            $    -      $    -      $    -      $    -      $    -      $    -      $    -      $    -
                               ==========================================================================================


                                                     See accompanying notes

                                       EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                 YEAR ENDED JANUARY 31, 1999
                                                     (millions of dollars)

                               EXXON/      EXXON/      LONG-
                               MOBIL       MOBIL       TERM                    OTHER       OTHER       PARTIC-
                               COMMON      ESOP        FIXED       JENNISON    LOWER       HIGHER      IPANT
                               STOCK       STOCK       INCOME      EQUITY      RISK        RISK        LOAN
                               FUND        FUND        FUND        FUND        FUNDS       FUNDS       FUND        TOTAL
                               ------------------------------------------------------------------------------------------
Contributions
  Company                      $   17     $   26       $    -      $    -      $    -      $    -      $    -      $   43
  Participants                     37          -           11          21          14          10           -          93

Investment income
  Dividends                        67         50           -            -          24           8           -         149
  Interest and other
    investment income               -          -           46           -           -           -           6          52
  Net realized and unrealized
    gains on investments          567        318            -         415          43          19           -       1,362
                              -------------------------------------------------------------------------------------------
  Total investment income         634        368           46         415          67          27           6       1,563
                              -------------------------------------------------------------------------------------------
Interest on ESOP debt               -        (38)           -           -           -           -           -         (38)
Distributions to
  participants                   (167)       (31)        (141)        (51)        (42)        (10)         (4)       (446)
Transfers in                        3          -           12           6           7           1           -          29
Transfers out                      (2)        (2)          (1)          -          (1)          -           -          (6)
Inter-fund transfers             (158)       (16)         153         (26)         72         (15)        (10)          -
                              -------------------------------------------------------------------------------------------
  Net increase in net
    assets available
    for benefits                  364        307           80         365         117          13          (8)      1,238

Net assets available
  for benefits:
  At beginning of year          2,097        846          700         857         435         221          85       5,241
                               ------------------------------------------------------------------------------------------
  At end of year               $2,461     $1,153       $  780      $1,222      $  552      $  234      $   77      $6,479
                               ==========================================================================================

                                                        See accompanying notes

                                           EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                                      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                                     PERIOD ENDED DECEMBER 30, 1999
                                                        (millions of dollars)

                               EXXON/      EXXON/      LONG-
                               MOBIL       MOBIL       TERM                    OTHER       OTHER       PARTIC-
                               COMMON      ESOP        FIXED       JENNISON    LOWER       HIGHER      IPANT
                               STOCK       STOCK       INCOME      EQUITY      RISK        RISK        LOAN
                               FUND        FUND        FUND        FUND        FUNDS       FUNDS       FUND        TOTAL
                               ------------------------------------------------------------------------------------------
Contributions
  Company                      $    -      $   36      $    -      $    -      $    -      $    -      $    -      $   36
  Participants                     36           -          10          24          16           8           -          94

Investment income
  Dividends                        62          28           -           -          28           3           -         121
  Interest and other
    investment income               -           -          41           -           -           -           5          46
  Net realized and unrealized
    gains on investments          526         302           -         392          39          87           -       1,346
                               ------------------------------------------------------------------------------------------
  Total investment income         588         330          41         392          67          90           5       1,513
                               ------------------------------------------------------------------------------------------
Interest on ESOP debt               -         (28)          -           -           -           -           -         (28)
Distributions to
  participants                   (178)        (30)       (104)        (52)        (59)        (13)         (3)       (439)
Transfers in                        1           -           3           3           5           -           -          12
Transfers out                      (7)         (3)          -           -          (1)          -           -         (11)
Inter-fund transfers              (10)        (20)         67          (9)         (5)        (11)        (12)          -
Transfer to successor
  plan (Note 1)                (2,891)     (1,438)       (797)     (1,580)       (575)       (308)        (67)     (7,656)
                              -------------------------------------------------------------------------------------------
  Net decrease in net
    assets available
    for benefits               (2,461)     (1,153)       (780)     (1,222)       (552)       (234)        (77)     (6,479)

Net assets available
  for benefits:
  At beginning of year          2,461       1,153         780       1,222         552         234          77       6,479
                               ------------------------------------------------------------------------------------------
  At end of year               $    -      $    -      $    -      $    -      $    -      $    -      $    -      $    -
                               ==========================================================================================

                                                   See accompanying notes

              EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                     NOTES TO PLAN FINANCIAL STATEMENTS
                   January 31, 1999 and December 30, 1999


Note 1.  Description of the Plan

Plan merger - On November 30, 1999, a wholly-owned subsidiary of Exxon Corporation (Exxon) merged with Mobil Corporation (Mobil) so that Mobil became a wholly-owned subsidiary of Exxon. At the same time, Exxon changed its name to Exxon Mobil Corporation (ExxonMobil). Each share of Mobil Common Stock was converted into 1.32015 shares of ExxonMobil Common Stock, and Mobil's Series B ESOP Convertible Preferred Stock (Mobil ESOP Convertible Preferred Stock) was replaced with ExxonMobil Class B Preferred Stock. In December 1999, each unit of ExxonMobil's Class B Preferred Stock (1/100th of a preferred share) was converted into 1.32015 shares of ExxonMobil Common Stock.

On December 30, 1999, the Plan was merged into the Thrift Plan of Exxon Corporation and Participating Affiliates (the Exxon Plan). The Plan's assets and liabilities were transferred to the Exxon Plan, and the Plan became a subpart of the Exxon Plan. On January 1, 2000, the Exxon Plan was renamed the ExxonMobil Savings Plan (ExxonMobil Plan). Unless otherwise noted, these footnotes refer to the Plan prior to the merger with the Exxon Plan.

Eligibility - Most employees are immediately eligible to participate in the Plan. Films division employees hired after April 1, 1998 become eligible to participate in the Plan on the first of the month after completing one year of service.

During 1998, Mobil sold certain operations in Paulsboro, New Jersey and Pasadena, Texas. The Plan provided full vesting to all affected participants and allowed them to continue to repay their outstanding loans under the existing loan amortization schedules.

Contributions - The Plan is composed of two parts:

Savings Account - Through December 31, 1998, Mobil contributed sufficient funds to this account to provide an allocation of Mobil ESOP Convertible Preferred Stock equal to 4% of most employees' eligible compensation, plus additional Mobil ESOP Convertible Preferred Stock in lieu of preferred cash dividends on such stock. Effective on January 1, 1999, this contribution was increased to 6% for most employees.

Employees can make after-tax contributions to the Savings Account of the Plan, subject to certain tax law limitations. The maximum permitted employee contribution to the Savings Account is 15% of eligible compensation (plus certain make-up contributions).

401(k) Account - Through December 31, 1998, Mobil contributed 2% of eligible compensation for most employees to this account(and an additional 1% for most pre-January 1, 1969 employees). An employee could elect to receive a portion or all of Mobil's contributions in cash. Effective January 1, 1999, Mobil discontinued this 2% contribution. The account also includes employee pre-tax contributions. The combined company and employee contributions to this account cannot exceed 15% of the employee's eligible compensation. Federal regulations governing the 401(k) Account limit in certain cases the combined company and employee 401(k) contributions to less than 15% of eligible compensation.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                    January 31, 1999 and December 30, 1999


Note 1.  Description of the Plan - continued

Vesting & other - Company contributions to the Savings Account and related investment income become vested upon completion of five years of employment. Company contributions to the 401(k) account and all employee contributions and related earnings are immediately vested.

Effective January 1, 1999, participants have the option to receive dividends from Mobil Common Stock (and, subsequent to November 30, 1999, ExxonMobil Common Stock)in cash without withdrawal penalties.

The terms of the Plan are more fully described in the Summary Plan Description, which is available to each participant.

Note 2.  Administration of Plan Assets

The ExxonMobil Plan, of which the plan became a subpart, is administered by fiduciaries designated by the Board of Directors of ExxonMobil. Merrill Lynch, Pierce, Fenner and Smith Inc. is the record-keeper for the Plan. Merrill Lynch Trust Company (Merrill Lynch) is the trustee, with the exception of the ESOP portion of the Plan, of which Bankers Trust Company is the trustee.

Note 3.  Major Accounting Policies

Security valuation on January 31, 1999 - Mobil Common Stock is valued at the Plan's average sales price for the day (based on the New York Stock Exchange), on the day of valuation or, lacking any sales on that day, at the most recent bid quotation.

Mobil ESOP Convertible Preferred Stock units are stated at current value, which is the higher of the liquidation value or current market value. Liquidation value is the minimum price guaranteed by Mobil, $38.875 per unit. Current market value is defined as the average sales price for Mobil Common Stock as defined in the previous paragraph.

The Merrill Lynch Floating Rate Long-Term Fixed Income Fund (LTFI) is stated at current value, which approximates fair value, representing the original cost, plus interest (based upon the crediting rates of the underlying contracts) reduced by administration fees, transfers out and withdrawals.

The Aim Charter Fund, the Merrill Lynch Global Allocation Fund, the Merrill Lynch Institutional Fund, the Franklin U.S. Government Securities Fund, the MFS Emerging Growth Fund, the Templeton Foreign Fund and the Templeton Developing Markets Trust are publicly traded and valued at the closing sale price of the last business day of the Plan year.

The Jennison Fund and the Merrill Lynch Equity Index Trust are stated at current value, which approximates the fair value of the funds' underlying securities and encompass dividends, interest, gains and losses and administration fees in the values of each unit.

Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

                  EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                    January 31, 1999 and December 30, 1999


Note 3.  Major Accounting Policies - continued

Additional descriptions of the investment choices in the Plan are available to the participants from Merrill Lynch.

Investment income - Dividends from Mobil Common Stock are accrued on the ex-dividend date.

The minimum annual dividend on a unit of Mobil ESOP Convertible Preferred Stock and ExxonMobil's Class B Preferred Stock accrued on a monthly basis, and was set at $3.00 per year.

All other earnings are stated on an accrual basis. Investment income from all sources is stated net of administrative expenses, which include brokerage fees on purchases and sales of Mobil and ExxonMobil Common Stock, investment management, trustee, audit and other fees. The company also pays miscellaneous administrative expenses on the behalf of the Plan.

Security transactions are recorded on a trade date basis. Realized and unrealized gains and losses are based on an average cost method.

Forfeitures - Amounts forfeited (non-vested company contributions and accumulated earnings thereon) under the Plan are used to reduce company contributions. Unapplied forfeitures at January 31, 1999 are accounted for as reductions in company contributions.

Use of estimates - The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires ExxonMobil to make certain estimates and assumptions affecting amounts in the financial statements. Actual results could differ from these estimates and assumptions.

Note 4.  Employee Stock Ownership Plan (ESOP)

In November 1989, the ESOP trust, supported by a Mobil guarantee, privately placed $800,000,000 of floating interest rate notes due November 22, 2004, and used the proceeds to purchase 205,788 shares of Mobil ESOP Convertible Preferred Stock at a price equal to liquidation value, or $3,887.50 per share. Prior to November 30, 1999, each share was convertible into 100 shares of Mobil Common Stock and was entitled to 100 votes. ExxonMobil assumed all Mobil guarantees of the ESOP trust's obligations.

On February 27, 1990, the ESOP trust issued and Mobil guaranteed $800 million of 9.17% Sinking Fund Debentures due February 29, 2000, pursuant to Rule 415 under the Securities Act of 1933. The ESOP trust used the proceeds to retire the floating interest rate notes due November 22, 2004. As of December 30, 1999, $60.6 million of these debentures were still outstanding.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                    January 31, 1999 and December 30, 1999


Note 4.  Employee Stock Ownership Plan (ESOP) - continued

Through December 30, 1999, the ESOP trust issued and Mobil guaranteed an aggregate of $275 million of medium-term notes under a $300 million shelf registration filed with the Securities and Exchange Commission pursuant to Rule 415. The proceeds of the sales of the issued notes were used to retire identical principal amounts of existing ESOP trust debt. Interest on these notes is due semi-annually. On March 12, 1999, the Securities and Exchange Commission declared effective a new shelf registration that would have permitted the offer and sale by the ESOP trust of an additional $475 million in debt securities, guaranteed by Mobil, pursuant to Rule 415. Subsequent to the November 30, 1999 merger of Mobil and Exxon, the new shelf registration was withdrawn.

A summary of these medium-term notes as of December 30, 1999 is as follows:

     Date of                      Interest      Maturity     Retirement
     Issuance        Amount         Rate          Date          Date
     --------     ------------    --------      --------     ----------
     2/28/94      $ 25,000,000     6.220%        2/28/02      3/1/99
     8/31/94        15,000,000     7.550%        2/28/02      3/1/99
     2/28/95        30,000,000     8.225%        8/31/04      3/1/99
     8/31/96        25,000,000     6.700%        8/31/00
     8/31/96        15,000,000     6.625%        2/28/01
     2/28/97        25,000,000     6.250%        8/31/01
     2/28/97        10,000,000     6.300%        9/03/02
     9/02/97        40,000,000     6.375%        8/31/01
     3/02/98        25,000,000     5.875%        9/03/02
     3/02/98        20,000,000     5.900%        2/28/03
     8/31/98        45,000,000     5.800%        9/02/03
                  ------------
                  $275,000,000
                  ============

Principal and interest payments on the debentures and medium term notes are due semi-annually. Principal maturities by calendar year are as follows:
$85,600,000 in 2000; $80,000,000 in 2001; $35,000,000 in 2002; and
$65,000,000 in 2003.

On February 4, 1999, the ESOP trust established a commercial paper program under which the ESOP trust may sell to institutional investors up to $500 million of short-term notes, guaranteed by Mobil. The proceeds of the sales of such notes would be used for the same purposes as the proceeds of the sales of the medium-term notes referred to above. On March 1, 1999, the ESOP trust issued and Mobil guaranteed $115,090,808 of 4.973% notes, due August 31, 1999. The proceeds were used in part to retire in advance of their normal maturity dates the first three medium-term notes identified in the above schedule. On August 31, 1999, the trust retired the 4.973% notes and issued company-guaranteed notes of $170,954,960 at 5.72%, due
February 29, 2000.

Only unallocated assets held in the ESOP trust are subject to recourse by creditors of the ESOP trust.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                    January 31, 1999 and December 30, 1999


Note 4.  Employee Stock Ownership Plan (ESOP) - continued

The ESOP trust uses dividends it receives from the ESOP Convertible Preferred Stock and the ExxonMobil Common Stock, together with contributions from the company, to repay the principal and interest on the ESOP trust debt. The amount of ESOP debt repaid each Plan year results in the release of shares to be available for allocation to Plan participants' accounts in the ESOP. The company contributes sufficient funds to ensure that each participant's account in the ESOP is credited with stock as discussed in Note 1.

Plan participants earned 630,678 and 597,035 pay-based units of ESOP Convertible Preferred Stock, plus credit for fractional units, for the fiscal year ended January 31, 1999 and the period ended December 30, 1999, respectively. The aggregate fair values of these units were $49,186,368 and $57,949,841, respectively. In addition, Plan participants earned units of ESOP Convertible Preferred Stock equal to the value of the preferred dividends on units allocated to participant accounts. The units of ESOP Convertible Preferred Stock earned by dividends were 350,736 with a fair value of $26,463,066 for the fiscal year ended January 31, 1999, and 234,694 with a fair value of $22,817,753 for the period ended December 30, 1999. During the period ended December 30, 1999, participants earned 137,095 shares of ExxonMobil common Stock with a fair value of $10,648,631.

As of January 31, 1999 the trust held 7,347,683 units of ESOP Convertible Preferred Stock, which had yet to be earned by employees. The current value of these unearned preferred units was $642,933,263 at January 31, 1999. The net assets available for benefits at January 31, 1999 included unrealized gains on the unallocated units of $357,281,086.

Note 5.  Contributions and Distributions

Mobil's contributions are net of forfeitures of $270,663 and $597,358 for the year ended January 31, 1999 and the period ended December 30, 1999, respectively.

Transfers in include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Savings Account. Transfers out include a trust-to-trust transfer of the balances of former Mobil employees who became employees of the Area Energy joint venture and Valero Energy Corporation.

The Plan provides for the payment of vested benefits upon termination, death, disability or retirement.

Note 6.  Participant Loans

The Plan allows participants to borrow against their accounts in the trust.
 Loan interest rates are reviewed quarterly and determined for new loans, if appropriate, based on the "Bank Prime Loan" rate for the last business day of the second preceding calendar month, as published in Federal Reserve Statistical Release H.15. The term of loans may be any monthly increment between 12 and 60 months.

The maximum loan amount permitted is the lesser of (i) one-half the current value of the vested portion of the participant's account less any outstanding loan balance, or (ii) $50,000 less the maximum outstanding loan balance in the preceding twelve months.

               EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                      NOTES TO PLAN FINANCIAL STATEMENTS
                    January 31, 1999 and December 30, 1999
Note 7.  Tax Status

On October 23, 1998, the Internal Revenue Service determined that the entire Plan, a stock bonus plan qualified under Section 401(a) of the Internal Revenue Code (the Code), also qualifies as an employee stock ownership plan (an "ESOP") under section 4975(e)(7) of the Code, and that the trusts thereunder (collectively, the trust) are exempt from Federal income tax under Section 501(a) of the Code.

Note 8.  Plan Termination

While ExxonMobil has not expressed an intent to terminate the Plan, it may do so at any time, subject to the provisions of the Employee Retirement Income Security Act (ERISA). In the event the Plan is terminated, all participants will become fully vested in their accounts and the net assets of the Plan shall be distributed among the participants in accordance with ERISA.

Note 9.  Plan Investments

Investments in the Plan as of January 31, 1999 were as follows
($ millions):

                                                Current
                                                 Value
                                                -------
  Mobil Common Stock..........................   $2,458
  Mobil ESOP Convertible Preferred Stock......    1,438
  Merrill Lynch Floating Rate Long-Term
    Fixed Income Fund.........................      779
  Jennison Equity Fund........................    1,221
  Other lower risk funds - less than 5% of Plan
    net assets:
    Merrill Lynch Institutional Fund..........      127
    Merrill Lynch Global Allocation Fund......       67
    Merrill Lynch Equity Index Trust..........      153
    Franklin U.S. Government Securities Fund..      114
    AIM Charter Fund..........................       84
  Other higher risk funds - less than 5% of Plan
    net assets:
    MFS Emerging Growth Fund..................      157
    Templeton Foreign Fund....................       52
    Templeton Developing Markets Trust........       24
  Participant Loans...........................       74
                                                 ------
                                                 $6,748
                                                 ======

At January 31, 1999, the percentage of the Plan's net assets that were investments in or receivables from Mobil was 63%. The Plan's investment in Mobil Common Stock at January 31, 1999 represented 3.6% of the outstanding shares.

The average crediting interest rate of the Merrill Lynch Floating Rate Long-Term Fixed Income Fund for the year ended January 31, 1999 and the period ended December 30, 1999 was 6.3% and 6.1%, respectively. The annualized crediting interest rate was 6.1% at January 31, 1999 and December 30, 1999. Crediting rates fluctuate with the activities of the underlying contracts. This investment choice has no fixed term, nor a minimum crediting interest rate in that context.

                                                  SUPPLEMENTAL INFORMATION
                                       EMPLOYEES SAVINGS PLAN OF MOBIL OIL CORPORATION
                                       ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                               PERIOD ENDED DECEMBER 30, 1999



                                                                              Expense                   Current
                                                                             Incurred                  Value at     Net
Identity                             Purchase     Selling      Lease           With      Cost of      Transaction  Gain
of Party                             Price        Price        Rental       Transaction   Asset       Date        (Loss)
Involved    Description of Asset     (000's)      (000's)      (000's)      (000's)      (000's)      (000's)     (000's)
-------------------------------------------------------------------------------------------------------------------------
Series of Transactions (Category iii)

Mobil*      Mobil Common Stock
            839 Purchases            $533,838                               $    165     $534,003
            915 Sales                             $509,310                       145      413,168     $509,165  $ 95,997

Merrill     Merrill Lynch Floating
Lynch*      Rate LTFI
            938 Purchases            661,763                                              661,763
            889 Sales                              643,132                                643,132      643,132       -


* Party-in-interest as defined by ERISA
There were no category (i), (ii) or (iv) reportable transactions for the fiscal year.

                                SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.





                                   EMPLOYEES SAVINGS PLAN OF MOBIL OIL
                                   CORPORATION


                                   EXXON MOBIL CORPORATION





BY
NAME AND TITLE                     J. E. Bayne, Manager
                                   Pursuant to Delegation by
                                   Administrator-Finance
DATE                               June 27, 2000

17